SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II

46TH FLOOR

1539 NANJING WEST ROAD

SHANGHAI 200040, CHINA

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TEL: (86-21) 6193-8200

FAX: (86-21) 6193-8299

www.skadden.com

                    February 10, 2020

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Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd (CIK No. 0001778982)
Registration Statement on Form F-1 (File No. 333-233614)
(“Registration Statement”)

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 5 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). We are also submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the Staff’s requests that were verbally communicated to the Company’s U.S. counsel on February 7, 2020.

Securities and Exchange Commission

February 10, 2020

To facilitate the Staff’s review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on February 7, 2020.

For marketing purposes, an estimated initial public offering price range (the “IPO Price Range”) of US$9.40 per ADS (or US$0.47 per Class A common share) to US$11.40 per ADS (or US$0.57 per common share), with a mid-point of US$10.40 per ADS (or US$0.52 per common share) (the “IPO Mid-Point Price”), has been established and included in the Registration Statement. The Company respectfully advises the Staff that this range was estimated with reference to the valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The estimated price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

Difference between recent valuations leading up to the offering and estimated offering price

As there has been no public market for the common shares underlying the Company’s equity awards, for all periods prior to the initial public offering, the fair value of the common shares underlying the equity awards was estimated on each grant date based on a third-party valuation. A detailed description of the valuation method used for the assessment of the fair value of the Company’s common shares from January 1, 2017 through June 30, 2019 is set forth on pages 108 to 111 of the Registration Statement. The Company has not granted any new share options or restricted shares since August 19, 2019 and does not intend to grant more share-based awards prior to the effectiveness of the Registration Statement.

As disclosed on page 110 of the Registration Statement, the fair value of the Company’s common shares as of June 30, 2019 was RMB$4.20 (US$0.59) per share. The difference between this fair value and the IPO Mid-Point Price is approximately US$0.07 per share, representing a 12% decrease. Furthermore, the difference between the fair value per common share as of June 30, 2019 and the high end of the IPO Price Range is approximately US$0.02 or approximately 3% decrease.

The IPO Price Range was not derived from a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the IPO Price Range were the following: (a) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (b) the Company’s financial condition and prospects; (c) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (d) recent performance of initial public offerings of companies in the sector; and (e) input received from the lead underwriters, including discussions that took place with senior management of the Company and the Company’s board of directors.

Securities and Exchange Commission

February 10, 2020

Accordingly, the Company considers that the difference between the fair value of common share per share as of June 30, 2019 and the IPO Price Range disclosed in the Registration Statement is not unreasonable.

Share-based compensation expenses for the 2019 share option grants

The Company respectfully advises the Staff that the 19,463,440 share options were grated in two batches. The first batch of 19,363,440 share options were granted on June 30, 2019, and the second batch of the remaining 100,000 share options were granted on August 19, 2019. As disclosed in footnote 16 of the unaudited condensed consolidated financial statements as of September 30, 2019, the share options are liability-classified.

The Company further advises the Staff that for the total of 19,463,440 share options that were granted in 2019, approximately RMB21.8 million of share-based compensation expense will be recognized in the first quarter of 2020 if IPO becomes probable in the first quarter of 2020, using the IPO Mid-Point Price as the fair value. The share-based compensation expense is calculated based on a four-year vesting period using graded vesting method. The Company further advises the Staff that, as the share options are liability-classified, the Company will remeasure the fair value of the award each reporting period until the award is settled.

In response to the Staff’s comment, the Company has revised pages 108 and 110 of the Registration Statement to include the referenced disclosure.

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Securities and Exchange Commission

February 10, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer
Tracey Chow, Co-Chief Financial Officer, Huize Holding Limited
Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited
Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP